Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements
For the three months ended
March 31, 2019

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31,	March 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$651,176	$339,532
Short-term investments (Note 3)	2,700,000	3,900,000
Accounts receivable	95,809	61,279
Prepaid expenses	212,109	65,159
	3,659,094	4,365,970
Long term assets
Deposits (Note 4)	549,767	560,341
Property and equipment (Note 5)	524,411	683,157
Intellectual property (Note 6)	3,423,457	19,654,800
	$27,390,346	$25,264,268
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$599,137	$499,535
Income taxes payable	396,180	-
Current portion of capital lease obligation (Note 8)	687,494	42,603
	1,682,811	542,138
Long-term liabilities
Capital lease obligation (Note 8)	3,228,316	42,515
Other liabilities (Note 16)	-	362,368
Asset retirement obligation (Note 9)	27,295	26,778
Deferred charges (Note 16)	-	79,000
	3,255,611	510,661
	4,938,422	1,052,799
Commitments and contingencies (Note 16)
Going concern (Note 1)
Shareholders' equity
Common shares (Note 10): - authorized unlimited
Issued: 68,573,558 (2017 – 58,161,133) common shares	96,656,248	96,656,248
Contributed capital	9,266,459	9,262,684
Deficit	(82,181,717)	(82,418,397)
Accumulated other comprehensive income	710,934	710,934
	22,451,924	24,211,469
	$27,390,346	$25,264,268

Signed "George Liszicasz"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	For the three months ended March 31
	2019	2018
Revenue
Survey revenue	$-	$-
Expenses
Survey costs, net	377,733	249,762
General and administrative expenses	921,749	981,404
Stock based compensation expense	3,775	295,284
Amortization expense (Note 6)	443,697	447,191
	1,746,954	1,973,641
Other expenses (income)
Interest expense (income), net	3,200	69
Foreign exchange (gain) loss	6,106	(6,872)
Intellectual property and other expenses	7,060	(12,188)
	16,366	(18,991)

Loss before income taxes	(1,763,320)	(1,954,650)
Income tax expense
Current	-	-
	-	-

Net Loss and comprehensive Loss	$(1,763,320)	$(1,954,650)
Net Loss per share (Note 11)
Basic	$(0.03)	$(0.03)
Diluted	$(0.03)	$(0.03)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	For the three months ended March 31
	2019	2018
Operating activities
Comprehensive income (loss) for the period	$(1,763,320)	$(1,954,650)
Items not affecting cash:
Stock based compensation expense (Note 12)	3,775	295,284
Amortization expense (Notes 6)	443,697	447,191
Non-cash changes to asset retirement obligation	516	517
Amortization of financial liability	(42,825)	-
Foreign Exchange	6,106	(6,290)
Amortization of deferred gain on sale of aircraft	-	(38,825)
Deferred rent	-	(730)
Finder’s fee	-	(129,315)
Change in non-cash working capital balances (Note 15)	474,072	47,910
	885,341	615,742
Net cash used in operating activities	(877,979)	(1,338,908)
Financing activities
Proceeds from exercise of stock options	-	5,067
Net Proceeds from Private Placement	-	4,289,321
Repayment of capital lease obligation	(10,377)	(9,652)
Net cash from (used in) financing activities	(10,377)	4,284,736
Investing activities
Decrease in short-term investments	1,200,000	650,001
Net cash from (used in) investing activities	1,200,000	650,001
Net increase (decrease) in cash and cash equivalents	311,644	3,595,829
Cash and cash equivalents, beginning of the period	339,532	166,618
Cash and cash equivalents, end of the period	651,176	3,762,447
Supplemental information
Cash interest (received)	(16,591)	(592)
Cash taxes paid	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)

	2019	2018
Common Shares
Balance at beginning of the period (Note 11)	$96,656,248	$88,121,286
Issuance of Common Stock on Private Placement	-	3,642,719
Issued upon exercise of stock options (Note 10)	-	5,067
Transfer from contributed capital upon exercise of stock options (Note 10)	-	6,441
Balance at end of the period	96,656,248	91,775,513
Contributed Capital
Balance at beginning of the period	9,262,684	8,195,075
Issuance of warrants on Private Placement (Note 10 and 21)	-	517,287
Recognition of stock based compensation expense	3,775	295,284
Contributed capital transferred to common shares	-	-
upon exercise of stock options	-	(6,441)

Balance at end of the period	9,266,459	9,001,205
Deficit
Balance at beginning of the period	(82,418,397)	(75,449,887)
Net loss and comprehensive loss for the period	(1,763,320)	(1,954,650)

Balance at end of the period	(84,181,717)	(77,404,537)
Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,934	710,935
Total Shareholders' Equity at end of the period	$22,451,924	$24,083,116

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the years ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and Going Concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations. These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

As a result of the extended duration between revenue bearing contracts, NXT’s balance of Current Assets less Current Liabilities has been declining since the closing of the first tranche of the Private Placement on February 2018.  As a result, the Company’s current cash position is not expected to be sufficient to meet its obligations for the 12 month period beyond the date that these financial statements have been issued. With the Nigerian SFD® survey, the Company’s cash position will improve if contract milestones are delivered by the Company and payments for those milestones are made as per contract terms. Given the risks associated with the international receivables though the Company feels it cannot, with significant certainty, be assured that all revenues will be collected on the Nigerian SFD® survey at this early date. Notwithstanding, an advanced payment totaling $1,000,000 United States dollars has been received in the second quarter of 2019 for the Survey.

The Company is also taken future steps to reduce costs which include evaluating alternatives to reduce aircraft and office costs. In addition, the Advisory Board has been suspended indefinitely and staffing costs are being reduced with new Human Resource policies. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

The condensed consolidated financial interim statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

2. Significant Accounting Policies

Basis of Presentation

These condensed consolidated interim financial statements for the period ended March 31, 2019 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2018, except as noted below.

Update to Significant Accounting Policies

Leases

On January 1, 2019, NXT adopted ASC Topic 842, Leases (“Topic 842”) and related amendments, using the modified retrospective approach recognizing a cumulative effect adjustment at the beginning of the reporting period in which Topic 842 was applied. Results for reporting the periods beginning after January 1, 2019, are presented in accordance with Topic 842, while prior periods have not been restated and are reported in accordance with ASC Topic 840, Leases (“Topic 840”). On transition, NXT elected certain practical expedients permitted under Topic 842 which include:

a)
No reassessment of the classification of leases previously assessed under Topic 840.

b)
The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease

The policy and disclosures required under Topic 842 are included in Note 10, Leases.

In accordance with Topic 842, NXT recognized a ROU asset and corresponding lease liability for all operating leases on the Condensed Consolidated Interim Balance Sheet. Prior to the adoption of Topic 842, operating leases were not recognized on the Condensed Consolidated Interim Balance Sheet. There was no impact to finance leases on transition to Topic 842. The impact from recognizing operating leases on NXT’s Condensed Consolidated Balance Sheet is as follows:

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Account	Notes	As reported December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Property and equipment	i	$683,157	$(139,725)	$543,432
Right of Use	ii	-	3,536,161	3,536,161
Total Assets		$25,264,268	$3,396,436	$28,660,704

Accounts payable and accrued liabilities	iii	$499,535	$(155,301)	$344,234
Current portion of capital lease obligations	i	42,603	(42,603)	-
Current portion of lease obligations	ii	-	672,087	672,087
Capital lease obligations	i	42,515	(42,515)	-
Long-term lease obligations	ii	-	3,406,136	3,406,136
Other liabilities	iii	362,368	(362,368)	-
Deferred charges	iv	79,000	(79,000)	-
Total Liabilities and Shareholders’ Equity		$25,264,268	$3,396,436	$28,660,704

Notes:

i)
Reclassify previously recognized finance leases:
Leases accounted for as finance leases were reclassified to Right of Use Assets and lease liabilities from property, plant and equipment and capital lease obligations, respectively.
ii)
Lease liabilities:
The Company recognized lease liabilities in relation to leases which had previously been classified as operating. Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rates or implied interest rate in the lease contract. Rates varied between 7.4% and 15.7%. Total lease liabilities of $4,078,223 were recorded as at January 1, 2019, of which $672,087 is the current portion.
iii)
Account payable and other accrued liabilities, Other liabilities:
The deferred gain on sale of the aircraft was reclassified from Accounts payable and other accrued liabilities and Other liabilities to Current portion of lease obligations and Long-term Lease Obligations.
iv)
Deferred charges:
The Deferred charges for the office lease have been reclassified to Right of use assets and are being amortized on a straight line basis over the remaining period of the lease.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Although Topic 842 does not have a material impact on the Condensed Consolidated Statements of Earnings or Cash Flows, the change in the accounting of the aircraft lease results in interest expense of $19,792 being recorded in the quarter whereas under Topic 840 that amount was recorded under survey costs. In the Condensed Consolidated Interim Statements of Cash Flows under Operating Activities, amortization of deferred gain on sale of aircraft and deferred rent are now presented as amortization of financial liability, under Topic 842.

3. Short-term investments

Short-term investments consist of Guaranteed Investment Certificates with maturity dates of one year from the date of purchase. For March 31, 2019, interest rates range from 2.10% to 2.15%. For December 31, 2018, interest rates range from 2.10% to 2.15%.

	For the period ended
	March 31,	December 31,
	2019	2018

One year cashable GIC’s	$2,700,000	$3,900,000
	2,700,000	3,900,000

4. Contract Obligations

At March 31, 2019, the Company had commenced mobilization for a 5,000 line kilometer SFD® survey in Nigeria. The Company has received a $300,000 United States dollars advanced payment for mobilization and demobilization costs for this survey which has been recorded as Contract obligations. Given mobilization commenced on March 31, 2019, no revenue is being recognized as of the date of the financial statements. The Company also has recorded $68,098 of prepaid expenses related to the SFD® survey.

	For the period ended
	March 31,	December 31,
	2019	2018
Contract obligations	$396,180	$-

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

5. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. The aircraft deposit is held in United States Dollars.

	For the period ended
	March 31,	December 31,
	2019	2018
Building	$43,310	$43,310
Aircraft	506,457	517,031
	549,767	560,341

6. Property and equipment

	Cost	Accumulated	Net book
For the period ended March 31, 2019	Base	amortization	value
Survey equipment	$684,890	$631,035	$53,855
Computers and software	1,256,101	1,205,680	50,421
Furniture and other equipment	528,420	505,532	22,888
Leasehold improvements	965,108	567,861	397,247
	3,434,519	2,910,108	524,411

	Cost	Accumulated	Net book
For the period ended December 31, 2018	Base	amortization	value
Survey equipment	$684,890	$628,037	$56,853
Computers and software	1,256,101	1,201,047	55,054
Furniture and other equipment	528,420	504,328	24,092
Leasehold improvements	1,165,108	617,950	547,158
	3,634,519	2,951,362	683,157

7. Right of use assets

	Cost	Accumulated	Right of
For the period ended March 31, 2019	Base	Amortization	Use
Aircraft	$1,578,774	$60,490	$1,518,284
Office Building	1,799,868	47,761	1,752,107
Printer	17,794	960	16,834
Office equipment	139,725	3,493	136,232
	3,536,161	112,704	3,423,457

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

8. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax affect, of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	For the Period ended
	March 31,	December 31,
	2019	2018
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(6,037,383)	(5,616,200)
	19,233,617	19,654,800

9. Accounts payable and accrued liabilities

	For the period ended
	March 31,	December 31,
	2019	2018
Accrued liabilities related to:
Consultants and professional fees	$254,784	$151,427
Board of Directors' fees	62,500	22,500
Deferred gain on sale of aircraft (current)	-	155,301
Payroll (wages payable and vacation pay)	65,652	47,271
	382,936	376,499
Trade payables and other	216,201	123,036
	599,137	499,535

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

10. Lease obligation

	March 31,	December 31,
	2019	2018
Aircraft	$1,996,060	$-
Office Building	1,828,172	-
Printer	16,798	-
Office equipment	74,780	85,118
	3,915,810	85,118
Current Portion of lease obligations	687,494	42,603
Long-term lease obligations	3,228,316	42,515

Leases entered into for the use of an asset are classified as either operating or finance, which is determined at contract inception. Upon commencement of the lease, a ROU asset and corresponding lease liability are recognized on the Condensed Consolidated Interim Balance Sheet for all operating and finance leases. NXT has elected the short-term lease exemption, which does not require a ROU asset or lease liability to be recognized on the Condensed Consolidated Interim Balance Sheet when the lease term is 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Upon commencement of the lease, ROU assets are measured at the initial measurement of the lease liability adjusted for any lease payments made before commencement date of the lease, less any lease incentives received and including any initial direct costs incurred. Lease liabilities are initially measured at the present value of future minimum lease payments over the lease term. The discount rate used to determine the present value is the rate implicit in the lease unless that rate cannot be determined, in which case NXT’s incremental borrowing rate is used.

Operating lease ROU assets and liabilities are subsequently measured at the present value of the lease payments not yet paid and discounted at the initial discount rate at commencement of the lease, less any impairments to the ROU asset. Operating lease expense and revenue from any subleases are recognized in the Condensed Consolidated Interim Statement of Earnings on a straight line basis over the lease term. Finance lease ROU assets are over the estimated useful life of the asset if the lessee is reasonably certain to exercise a purchase option or ownership of the leased asset transfers at the end of the lease term, otherwise the leased assets are amortized over the lease term. Operating leases include office building, aircraft and printer. Finance leases include office equipment. Currently there are no subleases.

NXT’s lease contracts include rights to extend leases after the initial term. Rights to extend or terminate a lease are included in the lease term when there is reasonable certainty the right will be exercised. Factors used to assess reasonable certainty of rights to extend or terminate a lease include current and forecasted survey plans, anticipated changes in strategies, historical practice in extending similar contracts and current market conditions.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

11. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the three months ended
	31-Mar-19		31-Mar-18
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	68,573,558	$96,656,248	58,161,133	$88,121,286
Shares issued during the year:
Issuance of Common Stock
on the Private Placement	-	-	4,665,043	3,642,719
Exercise of stock options	-	-	6,667	11,508
As at the end of the period	68,573,558	96,656,248	62,832,843	91,775,513

In February 2019, NXT entered into a Co-operative Agreement with AGV to propose up to three SFD® surveys within two years. As part of the consideration for the agreement, NXT has agreed to seek approval for a 12-month extension of the expiry date of certain common share purchase warrants held by AGV. The TSX has granted conditional approval to the extension, subject to disinterested shareholder approval. NXT will table a resolution for the approval of disinterested shareholders at the 2019 Annual Shareholder Meeting of the NXT to ratify a twelve (12) month extension of AGV’s 3,421,648 warrants (“Warrants”) to February 16, 2020. If approved, each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for an additional twelve months to February 16, 2020. The date of the Annual Shareholder Meeting is June 25, 2019. Until the extension is approved by shareholders at the meeting, the warrants will not be exercisable by AGV. If the extension is not approved, then the warrants will terminate.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

12. Loss per share
	For the period ending March 31,
	2019	2018
Comprehensive loss for the period	$(1,763,320)	$(1,954,560)
Weighted average number of shares outstanding for the period:
Basic and Diluted	68,573,558	60,392,209
Net Income (loss) per share – Basic & diluted	$(0.03)	$(0.03)

In periods in which a loss results, all outstanding stock options are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

13. Stock options

The following is a summary of stock options which are outstanding as at March 31, 2019.

Exercise price per share	# of options outstanding	#of options exercisable	Average remaining contractual life (in years)
$0.59	150,000	50,000	4.6
$1.35	236,900	236,900	0.8
$1.39	22,500	22,500	0.3
$1.45	37,500	37,500	2.7
$1.48	37,500	37,500	2.3
$1.50	50,000	50,000	2.3
$1.57	30,000	30,000	0.9
$1.67	150,000	150,000	0.6
$1.73	92,600	92,600	1.7
$1.82	165,000	165,000	1.6
$2.10	300,000	300,000	1.5
	1,272,000	1,172,000	1.7

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended March 31, 2019 is as follows:

	For the three months ended		For the year ended
	March 31, 2019		December 31, 2018
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,297,000	$1.58	1,648,667	$1.60
Granted	-	-	1,150,000	$1.06
Exercised	-	-	(6,667)	$0.76
Expired	(25,000)	$1.61	(65,000)	$1.17
Forfeited	-	-	(1,430,000)	$1.21
Options outstanding, end of the period	1,272,000	$1.58	1,297,000	$1.58
Options exercisable, end of the period	1,172,000	$1.67	1,197,000	$1.67

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the period ended	2019	2018
Expected dividends paid per common share	-	Nil
Expected life in years	-	5.0
Expected volatility in the price of common shares	-	65%
Risk free interest rate	-	1.75%
Weighted average fair market value per share at grant date	-	$1.06
Intrinsic (or "in-the-money") value per share of options exercised	-	$0.59

The unamortized portion of SBCE related to the non-vested portion of stock options, which will be recognized in 2019 to 2020 is approximately $24,000.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

14. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payables and accrued liabilities and capital leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at March 31, 2019 and 2018, the Company held no derivative financial instruments.

15. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	2019	2018
Accounts receivable	$(34,530)	$11,756
Prepaid expenses and deposits	(146,950)	22,740
Accounts payable and accrued liabilities	259,372	13,615
Income taxes payable	-	(201)
Contractual obligations	396,180	-
	474,072	47,910

Portion attributable to:
Operating activities	474,072	47,910
Financing activities	-	-
Investing activities	-	-
	474,072	47,910

16. Commitments and contingencies

Associated with the adoption of Topic 842, all operating leases were recognized on the Condensed Consolidated Balance Sheet. Accordingly, operating leases are not included in the commitments table below. The table below is the non-lease operating cost components associated with the building lease. See Notes 2 and 10 for additional disclosures on leases.

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

For the fiscal period ending March 31,	Office Premises
2019	$166,444
2020	222,069
2021	222,501
2022	222,501
2023	222,501
1,056,016
Thereafter, 2024 through 2025	389,377
1,445,393

17. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. NXT has no long term assets outside of Canada. There were no revenues in the first quarters of 2019 and 2018.

18. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For three months ending March 31,
2019	2018
$39,989	$21,937

Accounts payable and accrued liabilities includes a total of $45,988 ($5,999 as at December 31, 2018) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $517 ($7,461 as at December 31, 2018) related to re-imbursement of expenses owing to an Officer of NXT.